Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF APRIL 25, 2019 DATE, TIME AND PLACE: On April 25, 2019, at 1 p.m., at Av. Brigadeiro Faria Lima, 3500, 4º andar, in São Paulo, State of São Paulo. CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The majority of the members. RESOLUTIONS UNANIMOUSLY MADE: Taking into consideration the resolutions of Stockholders in the Annual General Stockholders’ Meeting held on April 24, 2019 and after discussing the topics below, the Members of the Board resolved: BOARD OF DIRECTORS 1) To appoint Co-chairmen PEDRO MOREIRA SALLES and ROBERTO EGYDIO SETUBAL. EXECUTIVE BOARD 2) To establish at 21 the number of seats on the Board of Officers for an annual term of office, which will be effective until the investiture of those elected by the Meeting of the Board of Directors held immediately after the Annual General Stockholders’ Meeting of 2020, composed of a Chief Executive Officer, 2 General Directors, 3 Director Vice Presidents, 4 Executive Officers and 11 Officers. 3) To reelect CANDIDO BOTELHO BRACHER, CAIO IBRAHIM DAVID, MÁRCIO DE ANDRADE SCHETTINI, ANDRÉ SAPOZNIK, CLAUDIA POLITANSKI, MILTON MALUHY FILHO, ALEXSANDRO BROEDEL LOPES, FERNANDO BARÇANTE TOSTES MALTA, LEILA CRISTIANE BARBOZA BRAGA DE MELO, PAULO SERGIO MIRON, ADRIANO CABRAL VOLPINI, ÁLVARO FELIPE RIZZI RODRIGUES, ANDRE BALESTRIN CESTARE, EMERSON MACEDO BORTOLOTO, GILBERTO FRUSSA, JOSÉ VIRGILIO VITA NETO, RENATO BARBOSA DO NASCIMENTO, RODRIGO LUÍS ROSA COUTO, SERGIO MYCHKIS GOLDSTEIN, TATIANA GRECCO and TOM GOUVÊA GERTH, all qualified below, for the next annual term of office that will be effective until the investiture of those elected by the Meeting of the Board of Directors held immediately after the Annual General Stockholders’ Meeting of 2020, thus being composed as follows: Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF APRIL 25, 2019 DATE, TIME AND PLACE: On April 25, 2019, at 1 p.m., at Av. Brigadeiro Faria Lima, 3500, 4º andar, in São Paulo, State of São Paulo. CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The majority of the members. RESOLUTIONS UNANIMOUSLY MADE: Taking into consideration the resolutions of Stockholders in the Annual General Stockholders’ Meeting held on April 24, 2019 and after discussing the topics below, the Members of the Board resolved: BOARD OF DIRECTORS 1) To appoint Co-chairmen PEDRO MOREIRA SALLES and ROBERTO EGYDIO SETUBAL. EXECUTIVE BOARD 2) To establish at 21 the number of seats on the Board of Officers for an annual term of office, which will be effective until the investiture of those elected by the Meeting of the Board of Directors held immediately after the Annual General Stockholders’ Meeting of 2020, composed of a Chief Executive Officer, 2 General Directors, 3 Director Vice Presidents, 4 Executive Officers and 11 Officers. 3) To reelect CANDIDO BOTELHO BRACHER, CAIO IBRAHIM DAVID, MÁRCIO DE ANDRADE SCHETTINI, ANDRÉ SAPOZNIK, CLAUDIA POLITANSKI, MILTON MALUHY FILHO, ALEXSANDRO BROEDEL LOPES, FERNANDO BARÇANTE TOSTES MALTA, LEILA CRISTIANE BARBOZA BRAGA DE MELO, PAULO SERGIO MIRON, ADRIANO CABRAL VOLPINI, ÁLVARO FELIPE RIZZI RODRIGUES, ANDRE BALESTRIN CESTARE, EMERSON MACEDO BORTOLOTO, GILBERTO FRUSSA, JOSÉ VIRGILIO VITA NETO, RENATO BARBOSA DO NASCIMENTO, RODRIGO LUÍS ROSA COUTO, SERGIO MYCHKIS GOLDSTEIN, TATIANA GRECCO and TOM GOUVÊA GERTH, all qualified below, for the next annual term of office that will be effective until the investiture of those elected by the Meeting of the Board of Directors held immediately after the Annual General Stockholders’ Meeting of 2020, thus being composed as follows:

Exhibit 99.1 MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 25, 2019 – 1 P.M. page.2 EXECUTIVE BOARD CEO CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 10.266.958-2, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 039.690.188-38, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902. General Directors CAIO IBRAHIM DAVID, Brazilian, married, engineer, bearer of the Identity Card (RG- SSP/SP) No. 12.470.390-2, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 101.398.578-85, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132; and MÁRCIO DE ANDRADE SCHETTINI, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/RJ) No. 05.492.490-7, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 662.031.207-15, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902. Director Vice Presidents ANDRÉ SAPOZNIK, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 21.615.978-7, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 165.085.128- 62, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; CLAUDIA POLITANSKI, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 16.633.770-5, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 132.874.158-32, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; and MILTON MALUHY FILHO, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 27.462.284-1, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 252.026.488-80, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902. Executive Officers ALEXSANDRO BROEDEL LOPES, Brazilian, married, accountant, bearer of the Identity Card (RG-SSP/ES) No. 1.215.567, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 031.212.717-09, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; FERNANDO BARÇANTE TOSTES MALTA, Brazilian, divorced, systems analyst, bearer of the Identity Card (RG-IFP/RJ) No. 07.292.860-9, enrolled with the Individual Taxpayer’s Registry Exhibit 99.1 MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 25, 2019 – 1 P.M. page.2 EXECUTIVE BOARD CEO CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 10.266.958-2, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 039.690.188-38, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902. General Directors CAIO IBRAHIM DAVID, Brazilian, married, engineer, bearer of the Identity Card (RG- SSP/SP) No. 12.470.390-2, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 101.398.578-85, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132; and MÁRCIO DE ANDRADE SCHETTINI, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/RJ) No. 05.492.490-7, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 662.031.207-15, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902. Director Vice Presidents ANDRÉ SAPOZNIK, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 21.615.978-7, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 165.085.128- 62, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; CLAUDIA POLITANSKI, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 16.633.770-5, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 132.874.158-32, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; and MILTON MALUHY FILHO, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 27.462.284-1, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 252.026.488-80, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902. Executive Officers ALEXSANDRO BROEDEL LOPES, Brazilian, married, accountant, bearer of the Identity Card (RG-SSP/ES) No. 1.215.567, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 031.212.717-09, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; FERNANDO BARÇANTE TOSTES MALTA, Brazilian, divorced, systems analyst, bearer of the Identity Card (RG-IFP/RJ) No. 07.292.860-9, enrolled with the Individual Taxpayer’s Registry

Exhibit 99.1 MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 25, 2019 – 1 P.M. page.3 (CPF) under the No. 992.648.037-34, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344- 902; LEILA CRISTIANE BARBOZA BRAGA DE MELO, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 20.187.093-9, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 153.451.838-05, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902; and PAULO SERGIO MIRON, Brazilian, married, accountant, bearer of the Identity Card (RG- SSP/SP) No. 16.191.136-5, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 076.444.278-30, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902. Officers ADRIANO CABRAL VOLPINI, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 22.346.052-7, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 162.572.558-21, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344- 902; ÁLVARO FELIPE RIZZI RODRIGUES, Brazilian, divorced, lawyer, bearer of the Identity Card (RG-SSP/MG) No. M-6.087.593, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 166.644.028-07, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902; ANDRE BALESTRIN CESTARE, Brazilian, single, engineer, bearer of the Identity Card (RG- SSP/SP) No. 28.909.394-6, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 213.634.648-25, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; EMERSON MACEDO BORTOLOTO, Brazilian, married, data processing technologist, bearer of the Identity Card (RG-SSP/SP) No. 22.587.899-9, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 186.130.758-60, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902; GILBERTO FRUSSA, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 16.121.865-9, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 127.235.568- 32, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; JOSÉ VIRGILIO VITA NETO, Brazilian, divorced, lawyer, bearer of the Identity Card (RG- SSP/SP) No. 28.102.942-8, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 223.403.628-30, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902; Exhibit 99.1 MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 25, 2019 – 1 P.M. page.3 (CPF) under the No. 992.648.037-34, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344- 902; LEILA CRISTIANE BARBOZA BRAGA DE MELO, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 20.187.093-9, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 153.451.838-05, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902; and PAULO SERGIO MIRON, Brazilian, married, accountant, bearer of the Identity Card (RG- SSP/SP) No. 16.191.136-5, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 076.444.278-30, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902. Officers ADRIANO CABRAL VOLPINI, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 22.346.052-7, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 162.572.558-21, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344- 902; ÁLVARO FELIPE RIZZI RODRIGUES, Brazilian, divorced, lawyer, bearer of the Identity Card (RG-SSP/MG) No. M-6.087.593, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 166.644.028-07, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902; ANDRE BALESTRIN CESTARE, Brazilian, single, engineer, bearer of the Identity Card (RG- SSP/SP) No. 28.909.394-6, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 213.634.648-25, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; EMERSON MACEDO BORTOLOTO, Brazilian, married, data processing technologist, bearer of the Identity Card (RG-SSP/SP) No. 22.587.899-9, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 186.130.758-60, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902; GILBERTO FRUSSA, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 16.121.865-9, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 127.235.568- 32, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; JOSÉ VIRGILIO VITA NETO, Brazilian, divorced, lawyer, bearer of the Identity Card (RG- SSP/SP) No. 28.102.942-8, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 223.403.628-30, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902;

Exhibit 99.1 MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 25, 2019 – 1 P.M. page.4 RENATO BARBOSA DO NASCIMENTO, Brazilian, married, accountant, bearer of the Identity Card (RG-SSP/SP) No. 21.582.888-4, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 161.373.518-90, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344- 902; RODRIGO LUÍS ROSA COUTO, Brazilian, divorced, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 5060112165, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 882.947.650-15, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132; SERGIO MYCHKIS GOLDSTEIN, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 21.311.913-4, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 282.310.718-57, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3400, 4º andar, Itaim Bibi, CEP 04538-132; TATIANA GRECCO, Brazilian, married, civil construction technologist, bearer of the Identity Card (RG-SSP/SP) No. 22.539.046-2, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 167.629.258-63, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3400, 3º andar, Itaim Bibi, CEP 04538-132; and TOM GOUVÊA GERTH, Brazilian, married, business administrator and accountant, bearer of the Identity Card (RG-SSP/SP) No. 23.046.899-8, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 256.166.718-94, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902. 4) To register (i) the presentation of the documents that substantiating compliance with prior conditions for eligibility provided for in Articles 146 and 147 of Law No. 6,404/76 and current regulations, particularly Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and Article 3 of Instruction No. 367/02 of the Brazilian Securities and Exchange Commission (“CVM”), including clearance certificates, and all these documents were filed at the Company’s head office; and (ii) that the investiture of the elected members shall be formalized as soon as their election is ratified by the Central Bank of Brazil (“BACEN”). 5) To register that the General Directors shall have the following specific duties: 5.1. Caio Ibrahim David will be responsible for structuring the services and establishing the internal and operational rules related to the wholesale and middle market and large legal entity relationship departments, including the rendering of banking, investment banking and asset management services, and for the institutional treasury department; 5.2. Márcio de Andrade Schettini will be responsible for structuring the services and establishing the internal and operational rules related to the Commercial Bank; for the relationship with and offers of products and services to the individual and corporate client base, covered in all retail segmentation levels; and for the insurance and capitalization (Premium bonds) departments. Exhibit 99.1 MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 25, 2019 – 1 P.M. page.4 RENATO BARBOSA DO NASCIMENTO, Brazilian, married, accountant, bearer of the Identity Card (RG-SSP/SP) No. 21.582.888-4, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 161.373.518-90, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344- 902; RODRIGO LUÍS ROSA COUTO, Brazilian, divorced, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 5060112165, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 882.947.650-15, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132; SERGIO MYCHKIS GOLDSTEIN, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 21.311.913-4, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 282.310.718-57, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3400, 4º andar, Itaim Bibi, CEP 04538-132; TATIANA GRECCO, Brazilian, married, civil construction technologist, bearer of the Identity Card (RG-SSP/SP) No. 22.539.046-2, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 167.629.258-63, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3400, 3º andar, Itaim Bibi, CEP 04538-132; and TOM GOUVÊA GERTH, Brazilian, married, business administrator and accountant, bearer of the Identity Card (RG-SSP/SP) No. 23.046.899-8, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 256.166.718-94, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902. 4) To register (i) the presentation of the documents that substantiating compliance with prior conditions for eligibility provided for in Articles 146 and 147 of Law No. 6,404/76 and current regulations, particularly Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and Article 3 of Instruction No. 367/02 of the Brazilian Securities and Exchange Commission (“CVM”), including clearance certificates, and all these documents were filed at the Company’s head office; and (ii) that the investiture of the elected members shall be formalized as soon as their election is ratified by the Central Bank of Brazil (“BACEN”). 5) To register that the General Directors shall have the following specific duties: 5.1. Caio Ibrahim David will be responsible for structuring the services and establishing the internal and operational rules related to the wholesale and middle market and large legal entity relationship departments, including the rendering of banking, investment banking and asset management services, and for the institutional treasury department; 5.2. Márcio de Andrade Schettini will be responsible for structuring the services and establishing the internal and operational rules related to the Commercial Bank; for the relationship with and offers of products and services to the individual and corporate client base, covered in all retail segmentation levels; and for the insurance and capitalization (Premium bonds) departments.

Exhibit 99.1 MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 25, 2019 – 1 P.M. page.5 6) In accordance with the rules of CMN, BACEN and CVM, to assign the responsibilities to the officers of the Company as follows: CAIO IBRAHIM DAVID Rural Credit Department – CMN Resolution No. 3,556/08; Investment Portfolio – CMN Resolution No. 2,212/95; Repurchase Operations – CMN Resolution No. 3,339/06; Loans and Securities Lending Operations – CMN Resolution No. 3,197/04; Swap Operations –CMN Resolution No. CMN 3,505/07; Operations carried out with securities in regulated markets – CVM Instruction No. 505/11; and Foreign Currency Market-related Operations – CMN Resolution No. 3,568/08. MÁRCIO DE ANDRADE SCHETTINI Commercial Portfolio – CMN Resolution No. 2,212/95; Lease Portfolio – CMN Resolution No. 2,212/95; Real Estate Loan Portfolio – CMN Resolution No. 2,212/95; Credit, Finance and Investment Portfolio – CMN Resolution No. 2,212/95; Deposit Accounts – CMN Resolutions No. 2,025/93 and No. 2,078/94; and Registration of Guarantees on Vehicles and Properties – CMN Resolution No. 4,088/12. ANDRÉ SAPOZNIK Selic Matters – BACEN Circular No. 3808/16; Matters related to the Brazilian Payments System – BACEN Circular No. 3,281/05; and Client Registration of the National Financial System (SFN) – BACEN Circular No. 3,347/07. MILTON MALUHY FILHO Risk Management (CRO) – CMN Resolution No. 4,557/17. ALEXSANDRO BROEDEL LOPES Accounting Department – CMN Resolution No. 3,198/04; Data update in the Unicad – BACEN Circular No. 3,165/02; and Head of the Investor Relations – CVM Instruction No. 480/09. FERNANDO BARÇANTE TOSTES MALTA Prevention and Combating of Money Laundering (Law No. 9,613/98 and regulations in effect), being responsible for assessing, approving and monitoring the policies, procedures and respective sector compliance programs of the various business units, including those located abroad, with respect to the programs for the prevention of money laundering, combating terrorism financing and for the privacy and security of information, with powers to appoint specific departments that are under his responsibility to act in relation to these powers; and Procedures and internal controls related to operations conducted with securities in regulated markets – CVM Instruction No. 505/11. LEILA CRISTIANE BARBOZA BRAGA DE MELO RDR System (System of Registration of Complaints and Requests) – BACEN Circular No. 3,729/14. Exhibit 99.1 MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 25, 2019 – 1 P.M. page.5 6) In accordance with the rules of CMN, BACEN and CVM, to assign the responsibilities to the officers of the Company as follows: CAIO IBRAHIM DAVID Rural Credit Department – CMN Resolution No. 3,556/08; Investment Portfolio – CMN Resolution No. 2,212/95; Repurchase Operations – CMN Resolution No. 3,339/06; Loans and Securities Lending Operations – CMN Resolution No. 3,197/04; Swap Operations –CMN Resolution No. CMN 3,505/07; Operations carried out with securities in regulated markets – CVM Instruction No. 505/11; and Foreign Currency Market-related Operations – CMN Resolution No. 3,568/08. MÁRCIO DE ANDRADE SCHETTINI Commercial Portfolio – CMN Resolution No. 2,212/95; Lease Portfolio – CMN Resolution No. 2,212/95; Real Estate Loan Portfolio – CMN Resolution No. 2,212/95; Credit, Finance and Investment Portfolio – CMN Resolution No. 2,212/95; Deposit Accounts – CMN Resolutions No. 2,025/93 and No. 2,078/94; and Registration of Guarantees on Vehicles and Properties – CMN Resolution No. 4,088/12. ANDRÉ SAPOZNIK Selic Matters – BACEN Circular No. 3808/16; Matters related to the Brazilian Payments System – BACEN Circular No. 3,281/05; and Client Registration of the National Financial System (SFN) – BACEN Circular No. 3,347/07. MILTON MALUHY FILHO Risk Management (CRO) – CMN Resolution No. 4,557/17. ALEXSANDRO BROEDEL LOPES Accounting Department – CMN Resolution No. 3,198/04; Data update in the Unicad – BACEN Circular No. 3,165/02; and Head of the Investor Relations – CVM Instruction No. 480/09. FERNANDO BARÇANTE TOSTES MALTA Prevention and Combating of Money Laundering (Law No. 9,613/98 and regulations in effect), being responsible for assessing, approving and monitoring the policies, procedures and respective sector compliance programs of the various business units, including those located abroad, with respect to the programs for the prevention of money laundering, combating terrorism financing and for the privacy and security of information, with powers to appoint specific departments that are under his responsibility to act in relation to these powers; and Procedures and internal controls related to operations conducted with securities in regulated markets – CVM Instruction No. 505/11. LEILA CRISTIANE BARBOZA BRAGA DE MELO RDR System (System of Registration of Complaints and Requests) – BACEN Circular No. 3,729/14.

Exhibit 99.1 MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 25, 2019 – 1 P.M. page.6 ADRIANO CABRAL VOLPINI Compliance with the Cyber Security Policy – CMN Resolution No. 4,658/18. ANDRE BALESTRIN CESTARE Registration of Credit Assignment Operations – CMN Resolution No. 3,998/11; and Credit Information System (SCR) – BACEN Circular No. 3,870/17. GILBERTO FRUSSA Adequacy of Products, Services and Operations to the Client’s Profile – CVM Instruction No. 539/13; Supply of Information – BACEN Circular No. 3,504/10; Institutional Policy of Relationship with clients and users of financial products and services – CMN Resolution No. 4,539/16; and Environmental and Social Responsibility Policy – CMN Resolution No. 4,327/14. RODRIGO LUÍS ROSA COUTO Determination of Minimum Limits and Standards – BACEN Circular No. 3,398/08; Determination of RWA amount, PR and Principal Capital – CMN Resolution No. 4,193/13; Compliance with the Maximum Limits of Exposure per Client and Concentrated Exposures – CMN Resolution No. 4,677/18; Capital Risk Management – CMN Resolution No. 4,557/17; and Recovery Plan – CMN Resolution No. 4,502/16. 7) With respect to the Committees that report to the Board of Directors, to establish the following compositions for the next annual term of office that will be effective until the investiture of those elected by the first Meeting of the Board of Directors held immediately after the Annual General Stockholders’ Meeting of 2020: AUDIT COMMITTEE (i) To reelect ANTONIO CARLOS BARBOSA DE OLIVEIRA, ANTONIO FRANCISCO DE LIMA NETO, DIEGO FRESCO GUTIERREZ, GUSTAVO JORGE LABOISSIÈRE LOYOLA, MARIA HELENA DOS SANTOS FERNANDES DE SANTANA and ROGÉRIO PAULO CALDERÓN PERES, all qualified below; (ii) To establish the following composition of the Audit Committee: Chairman: GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/DF) No. 408.776, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498, Jardim América, CEP 01427-000. Members: ANTONIO CARLOS BARBOSA DE OLIVEIRA, Brazilian, married, mechanical engineer, bearer of the Identity Card (RG-SSP/SP) No. 4.518.457-4, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 528.154.718-68, domiciled in the city and state of São Paulo at R Bandeira Paulista, 726, Conj 11, Itaim Bibi, CEP 04532-012; ANTONIO Exhibit 99.1 MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 25, 2019 – 1 P.M. page.6 ADRIANO CABRAL VOLPINI Compliance with the Cyber Security Policy – CMN Resolution No. 4,658/18. ANDRE BALESTRIN CESTARE Registration of Credit Assignment Operations – CMN Resolution No. 3,998/11; and Credit Information System (SCR) – BACEN Circular No. 3,870/17. GILBERTO FRUSSA Adequacy of Products, Services and Operations to the Client’s Profile – CVM Instruction No. 539/13; Supply of Information – BACEN Circular No. 3,504/10; Institutional Policy of Relationship with clients and users of financial products and services – CMN Resolution No. 4,539/16; and Environmental and Social Responsibility Policy – CMN Resolution No. 4,327/14. RODRIGO LUÍS ROSA COUTO Determination of Minimum Limits and Standards – BACEN Circular No. 3,398/08; Determination of RWA amount, PR and Principal Capital – CMN Resolution No. 4,193/13; Compliance with the Maximum Limits of Exposure per Client and Concentrated Exposures – CMN Resolution No. 4,677/18; Capital Risk Management – CMN Resolution No. 4,557/17; and Recovery Plan – CMN Resolution No. 4,502/16. 7) With respect to the Committees that report to the Board of Directors, to establish the following compositions for the next annual term of office that will be effective until the investiture of those elected by the first Meeting of the Board of Directors held immediately after the Annual General Stockholders’ Meeting of 2020: AUDIT COMMITTEE (i) To reelect ANTONIO CARLOS BARBOSA DE OLIVEIRA, ANTONIO FRANCISCO DE LIMA NETO, DIEGO FRESCO GUTIERREZ, GUSTAVO JORGE LABOISSIÈRE LOYOLA, MARIA HELENA DOS SANTOS FERNANDES DE SANTANA and ROGÉRIO PAULO CALDERÓN PERES, all qualified below; (ii) To establish the following composition of the Audit Committee: Chairman: GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/DF) No. 408.776, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498, Jardim América, CEP 01427-000. Members: ANTONIO CARLOS BARBOSA DE OLIVEIRA, Brazilian, married, mechanical engineer, bearer of the Identity Card (RG-SSP/SP) No. 4.518.457-4, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 528.154.718-68, domiciled in the city and state of São Paulo at R Bandeira Paulista, 726, Conj 11, Itaim Bibi, CEP 04532-012; ANTONIO

Exhibit 99.1 MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 25, 2019 – 1 P.M. page.7 FRANCISCO DE LIMA NETO, Brazilian, married, economist, bearer of the Identity Card (CRE/11ª.Região/DF) No. 5563-8, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 231.877.943-00; DIEGO FRESCO GUTIERREZ, Uruguayan, married, accountant, bearer of the Alien Registration Card (RNE-CGPI/DIREX/DPF) No. V-203.593-3, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 214.970.328-90; ROGÉRIO PAULO CALDERÓN PERES, Brazilian, divorced, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 05.212.295-5, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 035.248.608-26, all domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9º andar, Parque Jabaquara, CEP 04344-902; and MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) 6.578.061-9, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 036.221.618-50, domiciled in London, United Kingdom at 52 Canary View, 23 Dowells Street, SE10 9DY. (iii) To the register presentation of the documents that support compliance with prior conditions for eligibility provided for in Articles 146 and 147 of Law No. 6,404/76 and current regulations, particularly CMN Resolutions No. 3,198/04 and No. 4,122/12, and all these documents were filed at the Company’s head office, and that their investiture of the elected members shall be formalized as soon as their election is ratified by BACEN; (iv) To register that DIEGO FRESCO GUTIERREZ is the member of the Audit Committee of the Itaú Unibanco Conglomerate who has proven knowledge in the accounting and auditing fields (financial expert). 8. With respect to the other Committees, establish the following compositions: STRATEGY COMMITTEE Chairman: PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of the Identity Card (RG-SSP/SP) No. 19.979.952-0, enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 551.222.567-72, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132. Members: FÁBIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 5.654.446-7, enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 771.733.258-20, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132; JOÃO MOREIRA SALLES, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 33.180.899-7, enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 295.520.008-58, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 4440, 16º, andar, Itaim Bibi, CEP 04538-132; RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 15.111.115-7, enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 252.398.288-90, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132; and ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of the Identity Card (RG- SSP/SP) No. 4.548.549-5, enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. Exhibit 99.1 MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 25, 2019 – 1 P.M. page.7 FRANCISCO DE LIMA NETO, Brazilian, married, economist, bearer of the Identity Card (CRE/11ª.Região/DF) No. 5563-8, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 231.877.943-00; DIEGO FRESCO GUTIERREZ, Uruguayan, married, accountant, bearer of the Alien Registration Card (RNE-CGPI/DIREX/DPF) No. V-203.593-3, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 214.970.328-90; ROGÉRIO PAULO CALDERÓN PERES, Brazilian, divorced, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 05.212.295-5, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 035.248.608-26, all domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9º andar, Parque Jabaquara, CEP 04344-902; and MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) 6.578.061-9, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 036.221.618-50, domiciled in London, United Kingdom at 52 Canary View, 23 Dowells Street, SE10 9DY. (iii) To the register presentation of the documents that support compliance with prior conditions for eligibility provided for in Articles 146 and 147 of Law No. 6,404/76 and current regulations, particularly CMN Resolutions No. 3,198/04 and No. 4,122/12, and all these documents were filed at the Company’s head office, and that their investiture of the elected members shall be formalized as soon as their election is ratified by BACEN; (iv) To register that DIEGO FRESCO GUTIERREZ is the member of the Audit Committee of the Itaú Unibanco Conglomerate who has proven knowledge in the accounting and auditing fields (financial expert). 8. With respect to the other Committees, establish the following compositions: STRATEGY COMMITTEE Chairman: PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of the Identity Card (RG-SSP/SP) No. 19.979.952-0, enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 551.222.567-72, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132. Members: FÁBIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 5.654.446-7, enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 771.733.258-20, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132; JOÃO MOREIRA SALLES, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 33.180.899-7, enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 295.520.008-58, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 4440, 16º, andar, Itaim Bibi, CEP 04538-132; RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 15.111.115-7, enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 252.398.288-90, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132; and ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of the Identity Card (RG- SSP/SP) No. 4.548.549-5, enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No.

Exhibit 99.1 MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 25, 2019 – 1 P.M. page.8 007.738.228-52, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132. RISK AND CAPITAL MANAGEMENT COMMITTEE Chairman: PEDRO LUIZ BODIN DE MORAES, PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of the Identity Card (RG-IFP/RJ) No. 03.733.122-0, enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 548.346.867-87, domiciled in the city and state of Rio de Janeiro at Av. Ataulfo de Paiva, 1.100, 2º andar, Leblon, CEP 22440-035. Members: MARCO AMBROGIO CRESPI BONOMI, Brazilian, married, economist, bearer of the Brazilian Identity Card (RG-SSP/SP) No. 3.082.364-X, enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 700.536.698-00, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538- 132; and ROBERTO EGYDIO SETUBAL, already qualified. NOMINATION AND CORPORATE GOVERNANCE COMMITTEE Chairman: PEDRO MOREIRA SALLES, already qualified. Members: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of the Brazilian Identity Card (RG-SSP/SP) No. 6.045.777-6,enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 014.414.218-07, domiciled in the city and state of São Paulo at Av. Paulista, 1.938, 5º andar, Bela Vista, CEP 01310-942; ANA LÚCIA DE MATTOS BARRETTO VILLELA, Brazilian, married, teacher, bearer of the Brazilian Identity Card (RG- SSP/SP) No. 13.861.521-4 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 066.530.828-06, domiciled in the city and state of São Paulo at Rua Fradique Coutinho, 50, 11º andar, Pinheiros, CEP 05416-000; FÁBIO COLLETTI BARBOSA, already qualified; and MARCO AMBROGIO CRESPI BONOMI, already qualified. RELATED PARTIES COMMITTEE Chairman: FÁBIO COLLETTI BARBOSA, already qualified. Members: GUSTAVO JORGE LABOISSIÈRE LOYOLA; and PEDRO LUIZ BODIN DE MORAES, already qualified. PERSONNEL COMMITTEE Chairman: PEDRO MOREIRA SALLES, already qualified. Members: ALFREDO EGYDIO SETUBAL, already qualified; ANA LÚCIA DE MATTOS BARRETTO VILLELA, already qualified; FÁBIO COLLETTI BARBOSA, already qualified; and JOSÉ GALLÓ, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/RS) No. 6011890834, enrolled with the Individual Taxpayer’s Registry (CPF) Exhibit 99.1 MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 25, 2019 – 1 P.M. page.8 007.738.228-52, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132. RISK AND CAPITAL MANAGEMENT COMMITTEE Chairman: PEDRO LUIZ BODIN DE MORAES, PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of the Identity Card (RG-IFP/RJ) No. 03.733.122-0, enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 548.346.867-87, domiciled in the city and state of Rio de Janeiro at Av. Ataulfo de Paiva, 1.100, 2º andar, Leblon, CEP 22440-035. Members: MARCO AMBROGIO CRESPI BONOMI, Brazilian, married, economist, bearer of the Brazilian Identity Card (RG-SSP/SP) No. 3.082.364-X, enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 700.536.698-00, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538- 132; and ROBERTO EGYDIO SETUBAL, already qualified. NOMINATION AND CORPORATE GOVERNANCE COMMITTEE Chairman: PEDRO MOREIRA SALLES, already qualified. Members: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of the Brazilian Identity Card (RG-SSP/SP) No. 6.045.777-6,enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 014.414.218-07, domiciled in the city and state of São Paulo at Av. Paulista, 1.938, 5º andar, Bela Vista, CEP 01310-942; ANA LÚCIA DE MATTOS BARRETTO VILLELA, Brazilian, married, teacher, bearer of the Brazilian Identity Card (RG- SSP/SP) No. 13.861.521-4 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 066.530.828-06, domiciled in the city and state of São Paulo at Rua Fradique Coutinho, 50, 11º andar, Pinheiros, CEP 05416-000; FÁBIO COLLETTI BARBOSA, already qualified; and MARCO AMBROGIO CRESPI BONOMI, already qualified. RELATED PARTIES COMMITTEE Chairman: FÁBIO COLLETTI BARBOSA, already qualified. Members: GUSTAVO JORGE LABOISSIÈRE LOYOLA; and PEDRO LUIZ BODIN DE MORAES, already qualified. PERSONNEL COMMITTEE Chairman: PEDRO MOREIRA SALLES, already qualified. Members: ALFREDO EGYDIO SETUBAL, already qualified; ANA LÚCIA DE MATTOS BARRETTO VILLELA, already qualified; FÁBIO COLLETTI BARBOSA, already qualified; and JOSÉ GALLÓ, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/RS) No. 6011890834, enrolled with the Individual Taxpayer’s Registry (CPF)

Exhibit 99.1 MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 25, 2019 – 1 P.M. page.9 under the No. 032.767.670-15, domiciled in the city of Porto Alegre, state of Rio Grande do Sul, at Av. Joaquim Porto Villanova, 401, 7º andar, Jardim do Salso, CEP 91410-400. COMPENSATION COMMITTEE Chairman: ROBERTO EGYDIO SETUBAL, already qualified. Members: GERALDO JOSÉ CARBONE (non-management member), Brazilian, married, economist, bearer of the Identity Card (RG SSP/SP) No. 8.534.857-0, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. CPF 952.589.818-00, domiciled in the city and state of São Paulo at Rua do Rocio, 84, 10º andar, Vila Olímpia, CEP 04552-000; GUSTAVO JORGE LABOISSIÈRE LOYOLA, already qualified; PEDRO LUIZ BODIN DE MORAES, already qualified; and PEDRO MOREIRA SALLES, already qualified. SOCIAL RESPONSIBILITY COMMITTEE Chairman: ALFREDO EGYDIO SETUBAL, already qualified. Members: ANA LÚCIA DE MATTOS BARRETTO VILLELA; CANDIDO BOTELHO BRACHER; CLÁUDIA POLITANSKI; FÁBIO COLLETTI BARBOSA; and PEDRO MOREIRA SALLES, all of them already qualified. CLOSING: Once the work was completed, Leila Cristiane Barboza Braga de Melo, secretary of the Board, drafted these minutes and after they were read and approved by all, they were signed by those attending the meeting. São Paulo (SP), April 25, 2019. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Board Members. ALEXSANDRO BROEDEL LOPES Group Executive Finance Director and Head of Investor Relations Exhibit 99.1 MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 25, 2019 – 1 P.M. page.9 under the No. 032.767.670-15, domiciled in the city of Porto Alegre, state of Rio Grande do Sul, at Av. Joaquim Porto Villanova, 401, 7º andar, Jardim do Salso, CEP 91410-400. COMPENSATION COMMITTEE Chairman: ROBERTO EGYDIO SETUBAL, already qualified. Members: GERALDO JOSÉ CARBONE (non-management member), Brazilian, married, economist, bearer of the Identity Card (RG SSP/SP) No. 8.534.857-0, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. CPF 952.589.818-00, domiciled in the city and state of São Paulo at Rua do Rocio, 84, 10º andar, Vila Olímpia, CEP 04552-000; GUSTAVO JORGE LABOISSIÈRE LOYOLA, already qualified; PEDRO LUIZ BODIN DE MORAES, already qualified; and PEDRO MOREIRA SALLES, already qualified. SOCIAL RESPONSIBILITY COMMITTEE Chairman: ALFREDO EGYDIO SETUBAL, already qualified. Members: ANA LÚCIA DE MATTOS BARRETTO VILLELA; CANDIDO BOTELHO BRACHER; CLÁUDIA POLITANSKI; FÁBIO COLLETTI BARBOSA; and PEDRO MOREIRA SALLES, all of them already qualified. CLOSING: Once the work was completed, Leila Cristiane Barboza Braga de Melo, secretary of the Board, drafted these minutes and after they were read and approved by all, they were signed by those attending the meeting. São Paulo (SP), April 25, 2019. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Board Members. ALEXSANDRO BROEDEL LOPES Group Executive Finance Director and Head of Investor Relations